GENON ENERGY, INC.
1601 Bryan Street, Suite 2200
Dallas, Texas 75201

December 12, 2018

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                                                              Scott Anderegg

Office of Consumer Products

Re:                        GenOn Energy, Inc. and Co-Applicants

Application for Qualification of Indenture on Form T-3

With Respect to Floating Rate Senior Secured Second Lien Notes Due 2023

File No. 022-29066

Ladies and Gentlemen:

We refer to the Application for Qualification of Indenture on Form T-3 with respect to the Floating Rate Senior Secured Second Lien Notes Due 2023, originally filed on October 26, 2018 (File No. 022-29066) (as amended) (the “Form T-3”), of GenOn Energy, Inc. (the “Company”) and the Co-Applicants named therein.

In accordance with Section 307(c) of the Trust Indenture Act of 1939, as amended, the Company and the Co-Applicants hereby request acceleration of the effective date of the above referenced Form T-3 to 8:00 a.m. Eastern Time, on Friday, December 14, 2018, or as soon as possible thereafter.

Please contact Paul Zier of Kirkland & Ellis LLP at (312) 862-2180, as soon as the Form T-3 has been declared effective, or if you have any other questions or concerns regarding this matter.

***

Sincerely,

GENON ENERGY, INC.

By:	/s/ Mark A. McFarland
Name:	Mark A. McFarland
Title:	Chief Executive Officer

cc:                              Paul Zier

Kirkland & Ellis LLP